Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Fixed charges:

Interest expense, including amortization of debt issue costs and discounts	$28,299	$19,636	$46,683	$50,706	$51,525	$44,405	$55,872
Fixed charges pursuant to the JV Sale Transaction and shortfall funding agreements with GE and NBCUniversal (the “shortfall agreements”) (1)	—	—	98,156	4,697	—	6,000	—
Estimate of interest within rental expense (2)	823	365	838	500	367	700	733
	$29,122	$20,001	$145,677	$55,903	$51,892	$51,105	$56,605

Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss before equity investees	$10,283	$33,326	$(75,818)	$28,699	$56,057	$17,272	$(1,105,255)
Fixed charges (calculated above)	29,122	20,011	145,677	55,903	51,892	51,105	56,605
Impairment of equity investment (3)	—	—	—	—	—	—	(53,549)
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges (1)	—	—	(98,156)	(4,697)	—	(6,000)	—

	$39,405	$53,327	$(28,297)	$79,905	$107,949	$62,377	$(1,102,199)
	1.35	2.67	NM (4)	1.43	2.08	1.22	NM (4)

(1)                       For the years ended December 31, 2012, 2011 and 2009, fixed charges include $98.2 million, $4.7 million and $6.0 million, respectively, pursuant to probable obligations under the shortfall agreements. Additionally, because of probable obligations under the shortfall agreements, the Company’s share of losses in Station Venture Holdings, LLC has been included in the earnings calculation.

(2)                       Management believes one third of the Company’s rent expense is a reasonable approximation of the interest factor.

(3)                       The impairment of the Company’s investment in Station Venture Holdings, LLC is deducted from earnings as it does not represent the Company’s share of losses in the joint venture.

(4)                       Due to the Company’s loss during the years ended December 31, 2012 and December 31, 2008, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $174 million and $1,158.8 million, respectively, for the twelve months ended December 31, 2012 and December 31, 2008 to achieve a  coverage of 1:1.